UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
February 18, 2010
Commission File Number 001-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2, place Jean Millier
La Défense 6
92400 Courbevoie
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .)
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NOS. 333-159335 AND 333-159335-01) OF TOTAL S.A. AND TOTAL CAPITAL AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TOTAL S.A. is providing on this Form 6-K its results for the fourth quarter and year ended December 31, 2009, and a description of certain recent developments relating to its business, as well as a capitalization table as of December 31, 2009, and a ratio of earnings to fixed charges for each of the five years ended December 31, 2009, 2008, 2007, 2006 and 2005, together with the computation of the ratio of earnings to fixed charges.

SIGNATURES
Exhibit Index
EX-99.1:Results for the Fourth Quarter and Year Ended December 31, 2009
EX-99.2:Recent Developments
EX-99.3:Ratio of Earnings to fixed Charges and Capitalization and Indebtedness
EX-99.4:Computation of Ratio of Earnings to Fixed Charges

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: February 18, 2010	By:	/s/ JEROME SCHMITT
		Name:	Jérôme SCHMITT
		Title:	Treasurer

Exhibit Index

Exhibit 99.1	Results for the Fourth Quarter and Year Ended December 31, 2009

Exhibit 99.2	Recent Developments

Exhibit 99.3	Ratio of Earnings to Fixed Charges and Capitalization and Indebtedness

Exhibit 99.4	Computation of Ratio of Earnings to Fixed Charges